SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated November 21, 2008
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Yes         No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes         No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes         No X

Enclosure: Press release  ANGLOGOLD ASHANTI ANNOUNCES THE SIGNING OF A
                                       US$1 BILLION LOAN FACILITY AGREEMENT WITH STANDARD
                                       CHARTERED BANK TO REFINANCE ITS CONVERTIBLE BOND

news release
AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485
Corporate Affairs Department: \ 76 Jeppe Street \ Newtown \ 2001 \ South Africa
Tel +27 (0) 11 637 6248 \ Fax +27 (0) 11 637 6399/6400 \ www.AngloGoldAshanti.com
21 November 2008
ANGLOGOLD ASHANTI ANNOUNCES THE SIGNING OF A US$1 BILLION LOAN FACILITY
AGREEMENT WITH STANDARD CHARTERED BANK TO REFINANCE ITS CONVERTIBLE BOND
AngloGold Ashanti Limited (“AngloGold Ashanti”) today announces that it has entered into a
US$1 billion term loan facility agreement (the “Term Facility”) with Standard Chartered Bank to refinance its convertible bond.
The Term Facility is available to be drawn during February 2009 for the purpose of repaying the
US$1 billion convertible bond due on 27 February 2009 issued by AngloGold Ashanti Holdings plc and guaranteed by AngloGold Ashanti. The Term Facility is for an initial one year period from the date of the first drawdown in February 2009 and the Term Facility is extendable, if required, at the option of
AngloGold Ashanti until
30 November 2010.
The terms and covenants of the Term Facility are similar to those of AngloGold Ashanti’s existing
US$1.15 billion Revolving Credit Facility, save that the amounts drawn under the Term Facility will bear an interest margin of 4.25 percent for the first six months after the first drawdown and 5.25 percent thereafter.
Commenting on the signing of the Term Facility, CEO Mark Cutifani said, “During our third quarter earnings release we said that we would be proactively addressing the refinancing of our convertible bond, and we are pleased that we have secured the refinancing well in advance of the convertible bond becoming due and without seeking further support from our shareholders. The terms of the Standard
Chartered facility will, at a time when liquidity is scarce and markets are uncertain, improve our financial flexibility and provide management with additional time to secure a longer term, cost-effective refinancing while continuing to optimise and enhance operations and grow cash flow.
In the extreme global financial market conditions we find ourselves in, we are encouraged by Standard
Chartered Bank’s support and commitment to our business and we are looking forward to building on this relationship into the future.”
Anil Dua, Head of Origination and Client Coverage, Africa at Standard Chartered Bank commented:
“The Bank differentiates its brand globally through its ability to leverage its international expertise to assist its clients globally in our footprint. We are delighted to be the Mandated Lead Arranger for this transaction and to play our part in continuing to assist the sustainable economic development of all the countries we operate in.”
Contacts
South Africa
Tel:
Mobile:
  E-mail:
Himesh Persotam (Investor Relations)
+27 (0) 11 637-6647
+27 (0) 82 339 3890
hpersotam@AngloGoldAshanti.com
Alan Fine (Media)
+27 (0) 11 637-6383
+27 (0) 83 250 0757
afine@AngloGoldAshanti.com
Joanne Jones (Media)
+27 (0) 11 637- 6813
+27 (0) 82 896 0306
jjones@AngloGoldAshanti.com
Certain statements made in this communication, including, without limitation, those concerning AngloGold Ashanti’s strategy to reduce its gold hedging position including the extent and effects of the reduction, the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and completion of acquisitions and dispositions, AngloGold Ashanti’s liquidity and capital resources, including its intentions and ability to refinance its $1 billion convertible bond, and expenditure and the outcome and consequences of any pending litigation proceedings, contain certain forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of such factors, refer to AngloGold Ashanti's annual report for the year ended 31 December 2007, which was distributed to shareholders on 31 March 2008, and report to shareholders for the quarter and nine months ended 30 September 2008, which was distributed to shareholders on 30 October 2008. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: November 21, 2008
By: /s/ L Eatwell
Name:  L EATWELL
Title:    Company Secretary